___________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 8,2011

BLUESTAR ENTERTAINMENT TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

British Virgin Islands	000-54360
(State of Other Jurisdiction	(Commission File	(IRS Employer
Of Incorporation)	Number)	Identification No.)

Plaza Neptuno, Planta Baja, Suite 351, Ave. Ricardo J. Alfaro, El Dorado, Panama City, Panama
(Address of Principal Executive Offices)	(Zip Code)

Solarte Hotel Corporation

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On December 8, 2011, Erick Hansen, was appointed to the Board of Directors of the Company. Mr. Hansen was also appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary. A summary of the background and business experience of Mr Hansen is as follows:

Erick Hansen. Mr. Hansen, age 54, is the Chief Executive Officer and Chief Technical Officer of BlueRay Technologies, Inc and has served in that capacity since 2006. Mr. Hansen began his fim industry career more than 20 years ago at MGM’s Metro Color, a film processing and special effects laboratory. He has worked on many projects with industry leaders including Mr. Roy Disney, and Steven Spielberg.

Among the career achievements of Mr. Hansen, some of the more notable accomplishments are helping to create the first multi-angled DVD, and creating the first DVD company in the United States in 1995, and the first independent DVD manufacturing facility in the world in 1997. Mr. Hansen is considered an expert in various aspects of DVD technology including digital delivery systems, anti-piracy, and anti-theft.

Mr. Hansen entered into a settlement on December 10, 2008 with the California Corporations Commissioner wherein Mr. Hansen consented to an order of permanent injunction from his future involvement in offering or selling any non-exempt security in the State of California not qualified under Sections 25111, 25112, and 25113 of the California Corporations Code.

On December 9, 2011, Bluestar Entertainment Technologies, Inc. (hereafter, the “Company”) received the resignation of Esthetics World from the Board and as an officer of the Company. Mses. Campo, President of Esthetics World has been an officer and a member of the Board since the Company’s inception.

Also on December 9, 2011, the Board of Directors of the Company approved a reverse split of the Company’s Common Stock on a 5 for 1 basis, for all shareholders of record on January 6, 2012 (the “Record Date”), meaning, that each 5 shares of Common Stock on the Record Date will be consolidated into 1 share of Common Stock following the reverse split. Fractional shares will be rounded up to the nearest whole share.

Also on December 9, 2011, the Company announced that it will be changing its name from Solarte Hotel Corporation to “Bluestar Entertainment Technologies, Inc.”. Upon final approval and issuance of a new symbol by FINRA, the Company’s common shares will commence trading under the new name and symbol.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bluestar Entertainment Technologies, Inc.

Date: December 28, 2011	By:	/s/ Erick Hansen
Erick Hansen Secretary